

Traipse, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Traipse, Inc.

We have reviewed the accompanying financial statements of the company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years and months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
February 23, 2021

Vincenzo Mongio

Statement of Financial Position

	Year Ended December 31,	
	2020	**2019**
ASSETS		
Current Assets		
Cash and Cash Equivalents	2,042	2,114
Accounts Receivable	-	272
Total Current Assets	2,042	2,386
Non-current Assets		
Goodwill	141,147	141,147
Intangible Assets: Software Development Costs, net of Accumulated Amortization	-	12,034
Total Non-Current Assets	141,147	153,182
TOTAL ASSETS	143,190	155,568
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	5,743	4,034
Deferred Revenue	2,580	-
Accrued Interest	35,871	25,746
Total Current Liabilities	44,194	29,780
Long-term Liabilities		
Convertible Notes	225,000	225,000
Other Loans	12,250	2,500
Interest Payable on Notes	2,147	897
Total Long-Term Liabilities	239,397	228,397
TOTAL LIABILITIES	283,591	258,177
EQUITY		
Common Stock	1,000	1,000
Additional Paid-In Capital	169,568	121,928
Accumulated Deficit	(310,969)	(225,537)
Total Equity	(140,401)	(102,609)
TOTAL LIABILITIES AND EQUITY	143,190	155,568

Statement of Operations

	Year Ended December 31,	
	2020	**2019**
Revenue	7,160	18,847
Cost of Sales	4,211	7,258
Gross Profit	2,949	11,589
Operating Expenses		
Advertising and Marketing	901	6,164
General and Administrative	63,741	74,451
Amortization	12,034	20,493
Total Operating Expenses	76,676	101,108
Operating Income	(73,727)	(89,519)
Interest Expense	11,705	11,221
Provision for Income Tax	-	-
Net Income	(85,432)	(100,739)

Statement of Cash Flows

	Year Ended December 31,	
	2020	**2019**
OPERATING ACTIVITIES		
Net Income	(85,432)	(100,739)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	12,034	20,493
Accounts Payable	1,708	(307)
Accrued Interest	11,375	11,022
Accounts Receivable	272	-
Deferred Revenue	2,580	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	27,970	31,208
Net Cash provided by Operating Activities	(57,462)	(69,531)
FINANCING ACTIVITIES		
Proceeds from Contributed Capital	47,640	44,015
Proceeds from issuance of long-term debt	9,750	25,000
Net Cash provided by Financing Activities	57,390	69,015
Cash at the beginning of period	2,114	2,631
Net Cash increase (decrease) for period	(72)	(516)
Cash at end of period	2,042	2,114

Statement of Changes in Shareholder Equity

	Common Stock, # of Shares	$.0001 Par	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance on January 1, 2019	10,000,000	1,000	77,913	(124,798)	(45,885)
Capital Contributions	-	-	44,015	-	44,015
Net Income	-	-	-	(100,739)	(100,739)
Balance on December 31, 2019	10,000,000	1,000	121,928	(225,537)	(102,609)
Capital Contributions	-	-	47,640	-	47,640
Net Income	-	-	-	(85,432)	(85,432)
Balance on December 31, 2020	10,000,000	1,000	169,568	(310,969)	(140,401)

Traipse, Inc
Notes to the Unaudited Financial Statements
December 31st, 2020
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Traipse, Inc ("the Company") was formed in Delaware on November 3rd, 2017. The company operates a smartphone application that leads users on a walking tour of landmarks and local businesses. The company earns revenue by charging localities implementation and servicing fees to create themed, augmented reality experiences to be enjoyed by app users.

The company will conduct a crowdfunding campaign under regulation CF in 2021 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Business Combination – ASC – 805

On February 1st, 2018, the company acquired 100 percent of the ownership interests of Traipse, LLC in a merger transaction with the single surviving entity being the company. Traipse LLC was a holding company used to develop the company's core software. As a result of the acquisition, the company has ownership to all intellectual rights pertaining to the Traipse platform.

The goodwill of $141,147 arising from the acquisition consists largely of the future expected return on Traipse software platform. A summary of the acquisition accounting is below.

Consideration	-
Recognized amounts of identifiable assets acquired and liabilities assumed	
Cash	7,125
Capitalized Software Development Costs	86,702
Less: Accumulated Amortization of Software Development Costs	(31,475)
Less: Financial Liabilities assumed - Notes Payable	(202,500)
Less: Current Equity Investment Balance in Traipse LLC	(1,000)
Goodwill	141,147

Goodwill and Other Intangible Assets

We account for goodwill and intangible assets in accordance with ASC 350 "Intangibles-Goodwill and Other" ("ASC 350"). ASC 350 requires that goodwill and other intangibles with indefinite lives be tested for impairment annually or on an interim basis if events or circumstances indicate that the fair value of an asset has decreased below its carrying value. In addition, ASC 350 requires that goodwill be tested for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis and between annual tests when circumstances indicate that the recoverability of the carrying amount of goodwill may be in doubt. Application of the goodwill impairment test requires judgment, including the identification of reporting units; assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value. Significant judgments required to estimate the fair value of reporting units include estimating future cash flows, determining appropriate discount rates and other assumptions. Changes in these estimates and assumptions or the occurrence of one or more confirming events in future periods could cause the actual results or outcomes to materially differ from such estimates and could also affect the determination of fair value and/or goodwill impairment at future reporting dates.

No impairment loss was recognized for the period ended 2019 and 2020.

The cost of intangible assets with determinable useful lives is amortized to reflect the pattern of economic benefits consumed, either on a straight-line or accelerated basis over the estimated periods benefited. The table below summarizes the company's cost basis in its intangible assets with determinable useful lives.

Category	Cost	Accumulated Amortization	Book Balance as of 12/31/20
Software Development	85,195	(85,195)	0

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The convertible notes reflected on the balance sheet approximate their fair value and inputs are considered to be Level 2.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"*Revenue Recognition*" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when the entity satisfies a performance obligation

The Company recognizes revenue when it satisfies its obligation by transferring control of the good or service to the customer. A performance obligation is satisfied over time if one of the following criteria are met:

  a. the customer simultaneously receives and consumes the benefits as the entity performs;
  b. the entity's performance creates or enhances an asset that the customer controls as the asset is created or enhanced; or
  c. the entity's performance does not create an asset with an alternative use to the entity, and the entity has an enforceable right to payment for performance completed to date.

The Company's performance obligations primarily originate from contracts with localities including cities and universities to implement the Traipse experience. The company's typical contract includes a component for (1) Implementation, Marketing, and Promotion and (2) ongoing servicing and content management. Revenue for implementation is recognized at the time of development completion and revenue from servicing is recognized on a straight-line basis over the life of the contract which is typically 2 years. The company has deferred revenue of $2,580 for cash deposits received prior to implementation and servicing of $2,580 as of 2020.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

Management has considered all recent accounting pronouncements issued. The Company's management believes that these recent pronouncements will not have a material effect on the Company's financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. The company mentioned as being acquired in Note 2 "Business combination" was 100% controlled by the company's CEO prior to merging.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

Convertible Notes - The company has entered into several convertible note agreements totaling $225K for the purposes of funding operations. The interest on the notes were 5%. The amounts are to be repaid at maturity in 2022. The notes are convertible into shares of the company's common stock at a 20% discount during a change of control or qualified financing event.

Other loans – The company has unsecured loans totaling $2.5K accruing interest at % due 2022. The company obtained a loan of $9,750 accruing interest at 1%. This loan was forgiven in 2021.

Debt Principal Maturities 5 Years Subsequent to 2020	
Year	Amount
2021	9,750
2022	202,500
2023	-
2024	25,000
2025	-
Thereafter	-

NOTE 6 – EQUITY

The company has authorized 10,000,000 of common shares with a par value of $0.0001 per share. 10,000,000 shares were issued and outstanding as of 2020.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through February 23, 2021, the date these financial statements were available to be issued. The company obtained additional PPP loans in the amount of $9,750 accruing interest at 1%.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

We are an emerging growth company, and any decision on our part to comply only with certain reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.

We are an emerging growth company, and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to "emerging growth companies," including: not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act; reduced disclosure obligations regarding executive compensation in our periodic reports and annual report on Form 10-K; and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. We can continue to be an emerging growth company, as defined in the JOBS Act, for up to five years following our IPO.